
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934


For the month of November, 2004

Commission File Number 001-31586


Minefinders Corporation Ltd.
_____
(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada
_____
(Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F [ ]   Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes [ ]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.



MINEFINDERS CORPORATION LTD.

2288 – 1177 WEST HASTINGS ST.

VANCOUVER, B.C.

CANADA V6E 2K3

3rd QUARTER 2004
FINANCIAL REPORT

Investor Relations

866-687-6263 Toll Free

www.minefinders.com

NOTICE TO READERS OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying interim consolidated financial statements of Minefinders Corporation Ltd. consisting of the interim consolidated balance sheet as at September 30, 2004 and the interim consolidated statements of loss and deficit, cash flows and mineral properties and deferred exploration costs for the three and nine month periods ended September 30, 2004 and 2003 are the responsibility of the Company's management. These financial statements have not been reviewed by the independent auditors of the Company.

Minefinders Corporation Ltd.
(An Exploration Stage Company)
Consolidated Balance Sheets
Expressed in thousands of United States Dollars

(Unaudited)

	September 30, 2004	December 31, 2003
Assets		
Current		
Cash and cash equivalents	$ 42,119	$ 45,677
Receivables	26	27
Prepaid expenses	167	71
	42,312	45,775
Mineral properties and		
deferred exploration costs (Note 6)	41,328	34,519
Equipment	165	112
	$ 83,805	$ 80,406
Liabilities and Shareholders' Equity		
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 981	$ 797
Shareholders' equity		
Capital stock (Note 7)	85,344	84,277
Contributed surplus	6,770	4,483
Deficit accumulated in the exploration stage	(16,889)	(14,486)
Cumulative translation adjustment	7,599	5,335
	82,824	79,609
	$ 83,805	$ 80,406

The accompanying notes are an integral part of these consolidated financial statements

Minefinders Corporation Ltd.
(An Exploration Stage Company)
Consolidated Statements of Loss and Deficit
Expressed in thousands of United States Dollars, except per share data

(Unaudited)

	Three Months Ended		Nine Months Ended	
	September 30		September 30	
	2004	2003	2004	2003
Administrative Costs				
Accounting and auditing	$ 84	$ 30	$ 212	$ 92
Amortization	2	3	7	7
Consulting fees	31	34	237	134
Corporate relations	95	101	336	472
Legal	48	71	209	252
Office services and expenses	70	50	292	173
Stock option compensation (Note 9)	-	1,157	1,318	1,157
Shareholder reports and filing fees	39	24	172	232
Travel	7	9	20	47
	376	1,479	2,803	2,566
Exploration costs written off	196	33	286	75
Loss from operations	(572)	(1,512)	(3,089)	(2,641)
Other Items:				
Foreign exchange gain (loss)	(64)	159	(25)	(77)
Loss on sale of assets	(1)	(1)	(1)	(1)
Interest income	217	95	712	404
Net loss for the period	(420)	(1,259)	(2,403)	(2,315)
Deficit, beginning of period	(16,469)	(11,651)	(14,486)	(10,595)
Deficit, end of period	$ (16,889)	$ (12,910)	$ (16,889)	$ (12,910)
Loss per share – basic and diluted	$ (0.01)	$ (0.04)	$ (0.07)	$ (0.07)
Weighted Average Shares Outstanding	36,451,841	31,655,385	36,376,024	31,009,824

The accompanying notes are an integral part of these consolidated financial statements

Minefinders Corporation Ltd.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
Expressed in thousands of United States Dollars

(Unaudited)

	Three Months Ended		Nine Months Ended	
	September 30		September 30	
	2004	2003	2004	2003
Cash flows from operating activities				
Net loss for the period	$ (420)	$ (1,259)	$ (2,403)	$ (2,315)
Items not involving cash				
Amortization	2	3	7	7
Exploration costs written off	196	33	286	75
Loss on sale of assets	1	1	1	1
Stock option compensation (Note 9)	-	1,157	1,318	1,157
Net change in non-cash working capital balances				
Receivables	8	(104)	1	(367)
Prepaid expenses	(90)	1	(96)	33
Accounts payable and accrued liabilities	370	198	184	164
	67	30	(702)	(1,245)
Cash flows from investing activities				
Mineral properties and exploration costs	(1,886)	(1,906)	(4,832)	(4,348)
Purchase of equipment	(10)	(39)	(102)	(74)
	(1,896)	(1,945)	(4,934)	(4,422)
Cash flows from financing activities				
Net proceeds on issuance of common shares	-	767	1,067	12,465
Effect of exchange rate changes on cash and cash equivalents	2,290	(452)	1,011	2,045
Increase (decrease) in cash equivalents for the period	461	(1,600)	(3,558)	8,843
Cash and cash equivalents, beginning of period	41,658	16,413	45,677	5,970
Cash and cash equivalents, end of period	$ 42,119	$14,813	$ 42,119	$ 14,813

The accompanying notes are an integral part of these consolidated financial statements.

Minefinders Corporation Ltd.
(An Exploration Stage Company)
Consolidated Statements of Mineral Properties
and Deferred Exploration Costs
Expressed in thousands of United States Dollars

(Unaudited)

	Three Months Ended		Nine Months Ended	
	September 30		September 30	
	2004	2003	2004	2003
Mineral Properties	$ 37	$ 42	$ 101	$ 105
Exploration Costs				
Assaying	86	166	255	491
Amortization	13	11	39	22
Communication and delivery	41	28	102	62
Drilling and trenching	745	1,010	1,933	2,179
Engineering and feasibility study	289	92	608	92
Environmental	26	-	46	4
Geophysical surveying and mapping	1	20	6	57
Heavy equipment	5	4	16	4
Legal	21	9	59	12
Licences and recording fees	103	113	213	221
Metallurgical	89	35	232	109
Road building	81	79	156	93
Stock option compensation (Note 9)	-	1,107	969	1,107
Supplies	27	42	96	112
Taxes	26	19	60	41
Technical and professional services	274	218	810	680
Travel	35	29	139	86
	1,862	2,982	5,739	5,372
Total for the period	1,899	3,024	5,840	5,477
Balance, beginning of period	37,420	29,084	34,519	23,819
Foreign exchange adjustment	2,205	15	1,255	2,869
Less: Write-off of deferred exploration costs	(196)	(33)	(286)	(75)
Balance, end of period	$ 41,328	$ 32,090	$ 41,328	$ 32,090

The accompanying notes are an integral part of these consolidated financial statements.

Minefinders Corporation Ltd.
(An Exploration Stage Company*)*
Notes to Consolidated Financial Statements
Expressed in thousands of United States Dollars
September 30, 2004

(Unaudited)

1. **Basis of Presentation**

    These financial statements are presented in accordance with Canadian generally accepted accounting principles for interim financial statements, and are stated in thousands of United States dollars (Note 4).

    These interim financial statements do not include all the note disclosures required for annual financial statements and therefore they should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2003.

    These statements reflect all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for the fair presentation of the information contained in them.

2. **Nature of Business**

    The accompanying financial statements have been prepared on a going-concern basis, which contemplates the realization of the assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has not yet determined whether its properties contain mineral reserves that are economically recoverable. The recoverability of the amount shown for mineral properties and deferred exploration costs is dependent upon the continuing financial support of shareholders or other investors to obtain long-term financing to complete exploration and development, the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, and upon future profitable production.

    The Company expects to complete early in 2005 a feasibility study on its Dolores mineral property located in Mexico. Assuming the study is positive, development of the Dolores deposit will depend upon obtaining adequate financing and the appropriate environmental and operating permits. Until the study is completed, the Company will not be able to forecast capital or operating costs for the Dolores project.

3. **Change in Accounting Policy**

    Effective January 1, 2004, the Company adopted the recommendations of revised Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870, "Stock-based compensation and other stock-based payments", which now requires the Company to adopt the fair value based method for all stock-based awards granted on or after January 1, 2004 and to account for the grants as compensation expense in its financial statements. The Company has retroactively applied this new accounting policy to prior periods. Previously the Company was required to disclose only in the notes to its consolidated financial statements the pro forma effect of compensation in respect of stock options granted to employees and directors after January 1, 2002.

    The effect of the restatement was to increase the accumulated deficit as of December 31, 2002 by $742 (for options granted to employees and directors in 2002) and to increase the accumulated deficit as of January 1, 2004 by $1,293.

Minefinders Corporation Ltd.
(An Exploration Stage Company*)*
Notes to Consolidated Financial Statements
Expressed in thousands of United States Dollars
September 30, 2004

(Unaudited)

3. Change in Accounting Policy (continued)

There was no effect on the loss in the first two and the fourth quarters of 2003, as there were no options granted in those periods, but the loss for the quarter ended September 30, 2003 has been restated from $718 to $1,259 to recognize stock option compensation expense of $541 retroactively charged for options granted in that period. Contributed surplus was restated for the corresponding effect of these restatements.

The Company uses the Black-Scholes option pricing model to determine the fair value of options granted. Readers are referred to the consolidated financial statements for the years ended December 31, 2003 and 2002 for details of assumptions used in the calculations for prior periods.

4. Reporting Currency and Foreign Currency Translation

Effective January 1, 2004 the Company changed its reporting currency from the Canadian dollar to the United States dollar, to provide information on a more comparable basis with the majority of the Company's peer group.

The Company raises its funds and expends them in Canadian dollars. For Canadian accounting purposes, the Canadian dollar is regarded as the Company's functional currency, and therefore its consolidated financial statements are prepared in Canadian dollars using the temporal method under which monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date, and income and expenses and non-monetary balances are translated at the exchange rate in effect at the times of the underlying transactions. Gains or losses arising from this translation are included in income (loss) for the period.

For the purpose of reporting in United States dollars, the Canadian financial statements are translated as follows: all assets and liabilities at the exchange rate in effect at the balance sheet date; income and expenses and capital stock issues at the rates in effect on the transaction dates. The resulting exchange gains or losses are shown as a separate component of shareholders' equity and do not affect reported earnings or losses.

The financial information as of December 31, 2003 and for the three and nine month periods ended September 30, 2003 is presented as if the US dollar had been used as the reporting currency during those periods.

Minefinders Corporation Ltd.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Expressed in thousands of United States Dollars (except number of shares and per share data)
September 30, 2004

(Unaudited)

5. Segmented Information

The Company has determined that it has one business segment, the exploration and development of mineral properties. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for the three and nine month periods ended September 30, 2004 and 2003.

6. Mineral Properties and Deferred Exploration Costs

	Mineral Properties	Deferred Exploration Costs	September 30, 2004	December 31, 2003
Mexico				
Dolores Property	$ 8,642	$ 25,349	$ 33,991	$ 28,397
Northern Sonora	217	4,260	4,477	3,570
La Reserva/El Correo	83	1,690	1,773	1,635
Other	1	8	9	160
	8,943	31,307	40,250	33,762
United States				
Nevada Properties	283	795	1,078	757
	$ 9,226	$ 32,102	$ 41,328	$ 34,519

7. Capital Stock

Authorized: Unlimited common shares, no par value
Issued:

	Shares	Amount
Balance, January 1, 2004	36,121,841	$ 84,277
Issued for cash:		
Exercise of stock options		
Period to March 31	280,000	730
Period to June 30	50,000	337
	330,000	1,067
Balance, September 30, 2004	36,451,841	$ 85,344

Minefinders Corporation Ltd.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Expressed in thousands of United States Dollars (except number of shares and per share data)
September 30, 2004

(Unaudited)

7. Capital Stock (contnued)

At September 30, 2004, the following stock options were outstanding and exercisable:

Number	Exercise Price ($CDN)	Expiry Date
125,000	1.10	June 19, 2005
40,000	1.05	December 7, 2005
220,000	1.50	November 7, 2006
585,000	3.30	April 17, 2007
860,000	6.45	December 23, 2007
35,000	8.08	July 1, 2008
755,000	10.65	September 26, 2008
50,000	12.53	March 17, 2009
75,000	8.08	May 17, 2009
720,000	8.80	June 14, 2009
3,465,000	6.89	

The Company granted 50,000 options with an exercise price of CDN$12.53 on March 17, 2004; 25,000 vested immediately and 25,000 on June 17, 2004. Additionally, 75,000 options with an exercise price of CDN $8.08 and 720,000 options with an exercise price of CDN$8.80 were granted, with immediate vesting, on May 17, 2004 and June 14, 2004, respectively.

The following table summarizes the changes in stock options during the period:

	Number of Options	Weighted Average Exercise Price
		$CDN
Outstanding January 1, 2004	2,950,000	6.01
Granted	50,000	12.53
Granted	75,000	8.08
Granted	720,000	8.80
Exercised	(280,000)	(3.91)
Exercised	(50,000)	(8.97)
Outstanding September 30, 2004	3,465,000	6.89

Minefinders Corporation Ltd.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Expressed in thousands of United States Dollars
September 30, 2004

(Unaudited)

8. Related Party Transactions

a) The Company was charged $ 377 (2003-$196) in the nine months ended September 30, 2004, for administrative and geological services by two officers (one of whom is a director), and two other directors were paid $6 in aggregate for consulting services.

b) The Company was charged $ 111 (2003-$104) in the nine months ended September 30, 2004, for legal services by a law firm in which one of the directors is a partner.

c) On June 10, 2004 a director was appointed non-executive Chairman of the Board of Directors for an indefinite term, at a remuneration of $25 per annum, payable quarterly in arrears. A payment of $6 was made in the third quarter.

Transactions with related parties are recorded at the exchange amount, being the amount agreed to by the parties.

9. Stock-Based Compensation

During the nine months ended September 30, 2004, 845,000 stock options were granted (Note 7). The assumptions used in calculating the compensation expense for the nine months ended September 30, 2004 in respect of these stock options were as follows:

Risk free rate	3.5%
Dividend yield	nil
Volatility factor of the expected market price of the Company's common shares	63%
Weighted average expected life of the options (months)	30

Stock option compensation is recognized and charged to the Consolidated Statements of Loss and Deficit, and Mineral Properties and Deferred Exploration Costs in accordance with the nature of the services provided by the recipient of the grant. Charges to these statements were as follows:

9. Stock-Based Compensation (continued)

	Three Months Ended September 30		Nine Months Ended September 30	
	2004	2003	2004	2003
Statement of Loss and Deficit	$ -	$ 1,157	$ 1,318	$ 1,157
Statement of Mineral Properties and Deferred Exploration Costs	-	1,107	969	1,107
	$ -	$ 2,264	$ 2,287	$ 2,264

Minefinders Corporation Ltd.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Expressed in thousands of United States Dollars
September 30, 2004

(Unaudited)

10. United States Generally Accepted Accounting Principles

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These principles differ in some respects from United States generally accepted accounting principles ("US GAAP"). The effect of such differences on the Company's consolidated financial statements, where material, is set out below:

a)   Mineral exploration expenditures

Under Canadian GAAP expenditures on specific properties are capitalized until such time as either economically unrecoverable reserves are established or the properties are sold or abandoned. In addition, in accordance with Canadian GAAP, the Company has included in deferred exploration costs Mexican value-added taxes that it has paid and which may not be recoverable. US GAAP requires that all such mineral exploration expenditures be charged to the Statement of Loss and Deficit in the period incurred. Accordingly, for US GAAP, all mineral exploration expenditures incurred to date would have been charged to the Statement of Loss and Deficit as incurred.

b)   Comprehensive income (loss)

US GAAP requires the Company to present comprehensive income. Comprehensive income comprises the Company's net loss and all changes to shareholders' equity except those resulting from investments or distributions to owners. Foreign exchange adjustments resulting from the translation of deferred mineral exploration costs have been excluded from the calculation of comprehensive loss as such costs would have been charged to expense as incurred under US GAAP.

c)   Stock-based compensation

Effective January 1, 2004, the Company adopted the Canadian GAAP fair value based method for all stock-based awards granted on or after January 1, 2004 and retroactively

applied this method to all prior periods. The Company has also adopted this method under US GAAP. Accordingly, there is no difference between the financial position, results of operations, and cash flows under Canadian GAAP and US GAAP arising from the accounting for stock-based compensation, and the commentary in Note 9(b) to the Company's audited consolidated financial statements for the year ended December 31, 2003 is not applicable to periods beginning after 2003.

Minefinders Corporation Ltd.
Notes to Consolidated Financial Statements
Expressed in thousands of United States Dollars (except per share data)
September 30, 2004

(Unaudited)

10. United States Generally Accepted Accounting Principles (continued)

The impact of the above on the financial statements is as follows:

	Three Months Ended September 30		Nine Months Ended September 30	
	2004	2003	2004	2003
Net loss per Canadian GAAP	$ (420)	$ (1,259)	$ (2,403)	$(2,315)
Adjustments related to:				
Mineral exploration expenses	(1,703)	(2,991)	(5,554)	(5,402)
Net loss per US GAAP	(2,123)	(4,250)	(7,957)	(7,717)
Foreign exchange adjustment	2,291	(83)	1,009	2,444
Comprehensive income (loss) per US GAAP	$ 168	$(4,333)	$ (6,948)	$(5,273)
Net loss per share, basic and diluted	$ (0.06)	$ (0.13)	$ (0.22)	$ (0.25)

	September 30, 2004	December 31, 2003
Shareholders' equity per Canadian GAAP	$ 82,824	$ 79,609
Adjustments related to:		
Mineral exploration expenses	(41,328)	(34,519)
Shareholders' equity per US GAAP	$ 41,496	$ 45,090

MINEFINDERS CORPORATION LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the Three and Nine Months Ended September 30, 2004.

(Expressed in United States Dollars)

This discussion and analysis of financial position and results of operations of Minefinders Corporation Ltd. (the Company) should be read in conjunction with the unaudited interim consolidated financial statements of the Company and the notes thereto for the nine months ended September 30, 2004 and with the audited consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2003. Additional information relating to the Company, including the Company's Annual Information Form and Annual Report, is available on SEDAR at www. sedar.com.

Effective January 1, 2004, the Company changed its reporting currency from the Canadian dollar to the United States dollar so its financial results may be more comparable to other mineral exploration companies operating internationally. The effect of the change is discussed elsewhere in this report.

All amounts in this report are expressed in United States dollars, unless the context indicates otherwise.

Introduction

The attached interim consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP), which differ in certain material respects from accounting principles generally accepted in the United States (US GAAP) (See note 10 to the interim financial statements.). The Company's accounting policies and estimates used in the preparation of these financial statements are consistent with those used in the preparation of the annual financial statements, except for a change in reporting currency and adoption of new Canadian accounting standards for stock-based compensation, both of which are discussed elsewhere in this report. The policies and estimates are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

Business Conditions and Highlights

The Company is engaged in the exploration and development of mineral properties, principally for precious metals. Its main asset is the Dolores deposit in Chihuahua, Mexico. A bankable feasibility study is in progress, the results of which will be the principal consideration in advancing the Company from the exploration stage into development and production. The Company has selected a combined flotation and heap leach mineral recovery process for the final feasibility study which is still expected to be completed early in 2005. The addition of flotation to the Dolores mine plan is expected to substantially increase the overall percentage recovery of contained gold and silver. Drilling continues at Dolores, and other infrastructure and preparatory activities continue in anticipation of a positive outcome to the feasibility study. On

August 9, 2004 the Company reported an increase of 10% in measured and indicated resources at the Dolores project to 93 million tonnes containing 2.6 million ounces of gold and 123 million ounces of silver (at a 0.3 grams per tonne cut-off), and further drilling has caused the resource to be increased to 97.3 million tonnes containing 2.75 million ounces of gold and 128 million ounces of silver. These most recent figures have been submitted to independent engineering firms for review, audit and approval for inclusion in the feasibility study. This further drilling also appears to confirm and add to the amount of resources that may be mined underground, either from the planned open pit or directly from surface. This underground resource is not being considered in the current feasibility study, and will be dealt with at a later time as an additional resource.

The Company is conducting an exploration program on several of its Northern Sonora properties, and added to its portfolio in the first quarter of 2004 by securing mineral rights on the 500 hectare Planchas de Plata mineral concession in Northern Sonora, approximately 18 kilometers west-southwest of Nogales, Mexico. Since the end of the third quarter the Company has obtained the necessary surface rights to allow drilling to begin before year-end. In June 2004 the Company announced the discovery of significant silver mineralization in an initial drilling program at its Real Viejo project, also located in Northern Sonora, approximately 10 kilometres northwest of the Planchas de Plata District. In view of this success an additional drill program of 2000 meters of reverse circulation drilling was started in October. Also, a six-hole diamond drilling program has been started on the Dottie property in Elko County, Nevada.

The Company does not have revenue except interest earned on cash balances. It relies on equity financing to fund corporate expenses and exploration programs on its properties in Mexico and the United States. The market for gold and silver equity issues was favourable in the first quarter of 2004. The price for gold was above $400 per ounce for most of that quarter, and peaked at $427 on April 1.

In the second quarter, prices ranged from $375 per ounce to $427, with an average of $393, down from the first quarter average of $401. For the third quarter, the average price was $401 with a high of $416 and a low of $387. The price of gold on November 10 was $433. Silver prices ranged from $5.87 per ounce to $6.82, with a November 10 price of $7.50. The current prices of these two commodities are considered by management to be favourable to a development decision at Dolores.

Operating Activities

The Company recorded a net loss for the quarter ended September 30, 2004 of $0.42 million ($0.01 per share) compared with $1.259 million ($0.04 per share) in 2003. The 2003 figure includes $1.157 million in stock-option compensation expense for which there is no equivalent in the third quarter of 2004. Year to date, the net loss is $2.403 million ($0.07 per share) compared with a loss in 2003 of $2.315 million ($0.07 per share). These figures include $1.318 million of stock-based compensation expense incurred in the second quarter of 2004 and $1.157 million in the third quarter of 2003. Without these charges, the net losses for the nine months ended September 30, 2004 and 2003 would have been $1.085 million and $1.158 million. For the third quarters, a similar adjustment would result in a net loss of $0.420 million in 2004 compared with $0.102 million in 2003.

Administration costs increased from $0.322 million in the third quarter of 2003 to $0.376 million in 2004 after adjusting for stock-based compensation expense. Accounting and auditing costs increased by $54,000. Additional accounting staff have been hired and additional audit expense has been incurred to meet the Company's continued growth and the substantial increase in its regulatory compliance responsibilities. Consulting costs year to date of $237 are higher than the $134 for the same period in 2003, primarily because of bonus compensation to two officers amounting to $80 for which there is no equivalent in 2003. General office costs increased from $173,000 to $292,000 primarily because of a corporation capital tax assessment of $74,000, and additional staff hired in this group.

Summary by Quarter

The following tables present our unaudited quarterly results of operations for each of the last eight quarters.

Net loss by quarter (000's)

	Q-1	Q-2	Q-3	Q-4
2004				
Net loss excluding write-down	$194	$1,700	$224	
Write-down of mineral properties	48	41	196	
Net loss	$242	$1,741	420	
Loss per share	$0.01	$0.05	$0.01	
2003				
Net loss excluding write-down	$689	$325	$1,226	$620
Write-down of mineral properties	23	19	33	1,012
Net loss	$712	$344	$1,259	$1,632
Loss per share	$0.02	$0.01	$0.04	$0.05
2002				
Net loss excluding write-down				$550
Write-down of mineral properties				269
Net loss				$819
Loss per share				$0.03

The above figures have been restated to conform to the newly adopted accounting policy for stock-based compensation and for the change in reporting currency to the United States dollar, both as described in Note 3 to the consolidated financial statements for the three and nine month periods ended September 30, 2004.

As the Company is still in the exploration stage, its quarterly losses are not affected by sales or production-related factors. Variances by quarter reflect overall corporate activity and are also caused by factors which are not recurring each quarter, such as charges for stock-based compensation on the award of stock options.

Financial Position and Liquidity

The Company's financial condition improved significantly in 2003 and the Company maintained high levels of cash balances and working capital throughout the first three quarters of 2004. As at September 30, 2004, the Company had working capital of $41.331 million, compared with $45.0 million at December 31, 2003. The most significant component of the change in working capital in the third quarter was the increase in cash and cash equivalents by $0.461 million over the June 30, 2004 balance. The Company's cash and cash equivalents are held primarily in Canadian dollars and in the third quarter the US dollar value of those Canadian dollars rose substantially because of the major change in Canada/US exchange rates from US $0.75 per Canadian dollar at June 30, 2004 to US$0.79 at September 30, 2004. The resultant increase in the cash equivalents was a third quarter translation gain of $2.29 million. The gain was offset by the cash expenditures on mineral properties, exploration and capital assets of $1.896 million. Positive changes in working capital balances of $0.288 more than offset the cash loss for the quarter of $0.221, giving rise to a relatively insignificant $0.067 million of positive cash flow from operating activities.

Financial and Other Instruments

The Company's financial assets and liabilities consist of cash and cash equivalents, receivables and accounts payable and accrued liabilities, some of which are denominated in United States dollars and Mexican pesos. These accounts are recorded at their fair market value. The Company is at risk to financial gain or loss as a result of foreign exchange movements against the Canadian dollar. During the three months ended September 30, 2004, the Company realised a gain of $0.064 million, while in the same period in 2003 a loss of $0.159 million was recorded. The Company will continue to seek to maintain a low exposure to foreign currency fluctuations.

The Company's cash and cash equivalents are liquid renewable Canadian dollar bank instruments which provide a fixed rate of interest during the term.

Investment in Mineral Exploration and Development

As explained in note 9 to the financial statements, stock option compensation is charged to accounts in accordance with the nature of the services provided by the recipient. After deduction of such expense of $1.107 million charged to Deferred Exploration Costs in the third quarter of 2003, expenditures on mineral properties for the third quarter were virtually the same at $1.862 million (2003-$1.875 million). The Company has focused its activities on the Dolores project, an advanced-stage exploration project in northern Mexico, conducting extensive drilling to determine the size and grade of the deposit and to conduct a feasibility study demonstrating its economic potential.

The Dolores feasibility study is expected to be completed by early 2005. Future development of the Dolores deposit will depend upon obtaining adequate financing and the appropriate environmental and operating permits.

The Company continued to pursue exploration activity on its Northern Sonora properties and in Nevada, and since the end of the third quarter has started new drilling programs in Sonora and Nevada.

Outstanding Share Data

As at November 10, 2004 and September 30, 2004, there were 36,451,841 common shares issued and outstanding and there were 3,465,000 stock options outstanding with exercise prices ranging between CDN$1.05 and CDN$12.53 per share, all of which have vested.

Selected Annual Information

The following information is derived from the consolidated financial statements of the Company for each of the three years ended December 31, 2001, 2002 and 2003:

	2003	2002	2001
	(Thousands of US dollars except per share data)		
Revenues - Interest income	$ 398	$ 116	$ 11
Net loss	3,892	2,496	828
Net loss per share, basic and fully diluted	(0.12)	(0.10)	(0.04)
Total assets	80,406	29,238	23,957
Long-term liabilities	-	-	-
Dividends	-	-	-

The above table reflects the increased interest income derived from the investment of funds received from substantial equity issues in 2002 and 2003. The net losses for 2003 and 2002 include charges of $540,841 and $741,959 for stock-based compensation expense. Had these charges not been recorded the net losses would have been $3.35 million in 2003 and $1.75 million in 2002. Compared with the loss of $0.83 million in 2001, these adjusted numbers reflect the increasing level of the Company's activities.

The increase in total assets from $29.238 million at December 31, 2002 to $80.406 million at December 31, 2003 is almost entirely accounted for by an increase in cash balances of approximately $40 million arising from equity issues of $44.44 million in late 2003 and in additional deferred mineral exploration expenditures of $11.76 million financed in part by equity issues of $9.35 million in 2002.

The above table does not necessarily reflect a trend that investors should expect to continue; it shows the outcome of specific events, primarily the Company's exploration success that has enabled it to access the equity markets for substantial funds in a period when such funds were more available because of higher gold and silver prices.

Outlook

The Company is adequately funded to carry out further development work at Dolores in anticipation of a positive result from its feasibility study. Current work plans are incorporated into a $7 to $10 million cash budget (of which $4.63 million has been expended through September 30, 2004) for additional drilling, engineering and construction, and environmental studies. Apart from property payments, the Company has no significant contractual obligations relating to

Dolores at this time, except for contingent royalty payments once production commences. The Company believes it is well-positioned to secure the remaining capital required to undertake construction of the Dolores project. The Company may seek to secure debt financing for all or part of the Dolores construction costs, or it may seek equity financing for all or part of the costs. There can be no guarantee that such financing will be available to the Company when it seeks to begin construction of the project.

The Company plans to expand its exploration and development programs for 2004 on projects other than Dolores, with renewed drilling at its Northern Sonora properties, and to conduct initial and follow-up drilling at some of its Nevada properties. Expenditures on Northern Sonora are budgeted at $1.7 million and on Nevada projects at $0.5 million.

Change in Accounting Policy and Reporting Currency

The Company's functional currency is the Canadian dollar. On January 1, 2004, the Company adopted the United States dollar as its reporting currency with a restatement of prior period accounts.

Effective January 1, 2004, the Company adopted the recommendations of revised Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870, "Stock-based compensation and other stock-based payments".

Readers are referred to Notes 3, 4 and 9 of the consolidated financial statements for the nine months ended September 30, 2004 for further information.

Critical Accounting Estimates

There are no changes to critical accounting estimates from those presented for December 31, 2003. Readers are referred to Management's Discussion and Analysis dated March 31, 2004 for further information.

Table of Commitments
Payments due by period (000's)

	2004	2005-2006	2007-2008
Property payments (a)	$ 50	$ 200	$ 150
Operating lease payments (b)	20	100	-
Contingent royalty payments (c)	-	-	-
	$ 70	$ 300	$ 150

a) Payments in respect of Dolores property, which the Company expects to make; all other property payments are at the discretion of the Company;

b) Includes existing leases without extensions;

c) Royalty payments on the Dolores property, consisting of net smelter payments totaling 3.25% on gold and 2% on silver net revenues cannot be quantified until the project reaches production.

Related Party Transactions

Related party transactions are summarized in Note 8 to the financial statements for the nine months ended September 30, 2004.

Risks and Uncertainties

Certain statements contained in this report, including statements regarding the anticipated development and expansion of the Company's business, the intent, belief or current expectations of the Company, its directors and its officers, primarily with respect to the future operating performance of the Company and the products it expects to offer and other statements contained herein regarding matters that are not historical facts, are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act (the "Reform Act"). Future filings with the Securities and Exchange Commission, future press releases and future oral or written statements made by or with the approval of the Company, which are not statements of historical fact, may contain forward-looking statements, as defined under the Reform Act. Because such statements include risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements.

For a more detailed discussion of some of the risks and uncertainties facing the Company, please see the management discussion and analysis found on pages 6-10 of the 2003 Annual Report or in the Company's annual information form.

Note to U.S. Investors

While the terms "mineral resource", "measured mineral resource", "indicated mineral resource", and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the Securities and Exchange Commission. "Indicated mineral resource" and "inferred mineral resource" have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It can not be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

"Mark H. Bailey"   "Ronald J. Simpson"
Mark H. Bailey   Ronald J. Simpson
President and Chief Executive Officer   Chief Financial Officer

Vancouver, B.C.
November 10, 2004.

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Mark H. Bailey, Chief Executive Officer of Minefinders Corporation Ltd. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Minefinders Corporation Ltd., (the issuer) for the interim period ended September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonable likely to materially affect, the issuer's internal control over financial reporting.

Dated: November 10, 2004

"Mark H. Bailey"

_____
Name: Mark H. Bailey
Title: Chief Executive Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Ronald J. Simpson, Chief Financial Officer of Minefinders Corporation Ltd. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Minefinders Corporation Ltd., (the issuer) for the interim period ended September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonable likely to materially affect, the issuer's internal control over financial reporting.

Dated: November 10, 2004

"Ronald J. Simpson"
_____
Name: Ronald J. Simpson
Title: Chief Financial Officer

NOVEMBER 15, 2004

Tot the following Securities Commissions:

BC Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Quebec Securities Commission
and
Toronto Stock Exchange

Dear Sir:

Re: Minefinders Corporation Ltd.

We confirm that the 3rd Quarter 2004 Interim Report to Shareholders was sent by prepaid mail to all Supplemental Card Shareholders in accordance with Canadian Securities Administrators' National Instrument 54-101 regarding communication with beneficial owners of securities of the reporting issuer, this day, November 15, 2004.

Very truly your,

MINEFINDERS CORPORATION LTD.

"Jessie M. Pryor"
_____

 Jessie M. Pryor
 Controller

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD.
(Registrant)

Date   November 17, 2004

By:

/s/ Paul C. MacNeill
Paul C. MacNeill
Director